INFINITY LETTERHEAD

April 9, 2015

Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re:	Infinity Augmented Reality, Inc.
Schedule 13E-3/Preliminary Information Statement on Schedule 14C
Filed February 17, 2015 File No. 005-85628

Dear Mr. Orlic:

We are responding to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission dated March 16, 2015 received by Infinity Augmented Reality, Inc. (the “Company”) to the Schedule 13E-3 (“Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C ( the “Schedule 14C”) filed by the Company on February 17, 2015.

In order to facilitate the your review of the responses of the Company to the Staff’s comments set forth in your letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below correspond to the numbered paragraphs in your letter.

General

1.	Please mark your preliminary information statements "Preliminary copy." See Rule 14c-5(d)(1).

Response. We have revised the Schedule 14C to address the Staff’s comment.

2.	Please include the information required by Items 7, 8 and 9 of Schedule 13E-3 in a prominently disclosed section marked "Special Factors" in the front of the information statement. See Rule 13e-3(e)(1)(ii).

Response. We have revised the Schedule 14C to comply with the Staff’s comment and have included the disclosures required by Items 7, 8 and 9 of Schedule 13E-3 in a prominently disclosed section marked “Special Factors” following the “Summary of Term Sheet”.

3.	Given that financial information required by Item 13 of Schedule 13E-3 has been incorporated by reference, summary financial information of the issuer, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise your disclosure accordingly.

Response. In response to the Staff’s comment, we have revised the Schedule 14C to include the required disclosures under a newly inserted caption “Summary Financial Information” at the end thereof.

Mr. David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

April 9, 2015

4.	Please clarify whether any affiliated shareholders will be cashed out. If not, please make an express statement to that effect.

Response. None of the affiliated stockholders will be cashed out. In response to the Staff’s comment, we have added a disclosure to that effect in the revised Schedule 14C under the caption titled “Special Factors - Fairness of the Reverse/Forward Stock Split to Stockholders”.

5.	Please disclose the information required by Item 1003(a)-(c) of Regulation M-A with respect to Credit Strategies, LLC & Affiliates, Moshe Oratz, and Singulariteam Fund LP. Please also provide an analysis as to whether these entities are engaged in the Rule 13e-3 transaction. We note in this regard the Master Agreement dated February 2, 2015, which appears to contemplate engaging in the Rule 13e-3 transaction.

Response. We do not believe that the above referenced entities are engaged in a Rule 13e-3 transaction under Rule 13e-3 (a)(3) thereby necessitating the disclosure of the information required by Item 1003(a)-(c).

Moshe Oratz and Credit Strategies entered into the Master Agreement attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K which was filed on February 5, 2015 in connection with ongoing efforts by the above referenced shareholders and other shareholders to restructure the Company’s existing debt, provide for the assumption by certain of the stockholders of liabilities arising from the Company’s former business and to serve as a first step in efforts to recapitalize the Company. The overall objective was and remains to render the Company a more attractive investment prospect to outside investors so as to continue the Company’s promising research and development program and to maintain its operations. Notwithstanding its public status, the Company’s debt on its balance sheet proved to be a hindrance to attracting additional investment capital, which was and remains crucial to the Company’s continued operations.

Towards these objectives, each of the above referenced parties consented to convert the debt securities and warrants held by it to newly designated Preferred A Stock. The Master Agreement represents a concerted effort by these investors to salvage their respective investments in the Company by, among other things, reducing the debt on the Company’s balance sheet. Please note that the shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) issuable to each of these parties upon the conversion of the newly issued Series A Preferred Stock is equivalent to the shares of Common Stock underlying the previously held debentures and warrants. Accordingly, there was no intention by any one of these parties to improve its position vis a vis the Company or other shareholders but rather an attempt to restructure the outstanding capital structure of the Company by eliminating long-term debt that the Company had on its books.

In addition, under the Master Agreement, Credit Strategies agreed to assume certain liabilities connected to the Company’s former business in the life insurance space and indemnify the Company for liabilities related thereto. To that end, the Company is expected to receive reimbursement for legal expenses in the amount of $60,000 incurred by the Company in relation to litigation case in the Supreme Court of the State of New York, index number 653646/2011, CMS Life Insurance Opportunity Fund, L.P., et al. v. the Company. This is a further indication of these parties’ concerted effort to restructure the Company’s operations and in an attempt to render the Company more attractive to outside investors.

Mr. David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

April 9, 2015

In fact, the above referenced entities traded a relatively favorable position (i.e. debt holders) for an equity position. Singulariteam, one of the above referenced parties, previously expressed an interest in participating in the next financing round of the Company, conditioned on the terms stated in the Master Agreement (including the “deregistration” of the Company shares), though it made no commitment at the time to participate in any future financing. However, as disclosed in the Company’s Current Report on Form 8-K filed on April 8, 2015, this shareholder and as well as others participated in the subsequent round of financing. The subsequent financing, which imperative to the continued orderly operation of the Company, would not have been successful without efforts undertaken to date to address the Company’s debt and capital structure. In addition to providing needed working capital, the subsequent financing introduced a strategic investor to the Company who, it is hoped, will be able to introduce the Company to the Asian market. To reiterate, we do not believe that any of these developments would have transpired had the stockholders not taken the restructure and recapitalization efforts outlined in the Master Agreement.

For the reasons provided above, we respectfully contend that these parties were not engaging in a Rule 13e-3 transaction within the terms of Rule 13e-3.

6.	Please disclose the information required by Item 1003(c)(3)-(5) for the directors and officers of the registrant.

Response. We have added a disclosure to the Schedule 14C under the caption “Identity and background of the directors and officers of the Company” in response to this comment.

7.	Please disclose a working telephone number for the issuer. See Item 1002(a) of Regulation M-A.

Response. We had a phone malfunction which has been repaired. The phone number disclosed on the previous draft of the 14C is in order now.

8.	Please provide an analysis as to why you believe that pro forma financial statements are not required to be disclosed with respect to the preferred stock issuance under Item 13 of Schedule 14A. See Item 1 of Schedule 14C.

Response. We have included the pro – forma information in the revised Schedule 14C at the end thereof under the caption “Pro Forma Financials”.

9.	We note the statement in the notice that the adoption of the 2015 Incentive Plan can become effective prior to twenty calendar days after the date that the information statement has been furnished to the Company's stockholders. Please advise how you came to this conclusion.

Response. A revision has been made to that effect in the Schedule 14C in response to this comment.

Mr. David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

April 9, 2015

Authorized Capital Increase

10.	Please clarify the meaning of the first sentence of this section.

Response. A revision has been made to this section of the disclosure in Schedule 14C, in response to this comment.

Background and Cost, page 10

11.	Please expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members, executive officers, security holders and management. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions, who approved the transaction and how. In providing this disclosure, please ensure that you disclose the names of the security holders who approved the transaction, and provide us with an analysis as to whether they were solicited within the meaning of Rule 14a-1(l).

Response: We have revised Schedule 14C to expand the background of the reverse stock split.

We have disclosed the names of the security holders who have approve the transaction in the section titled “Shareholders’ Approval” of the Schedule 14C.

The Company does not believe that any of the consenting shareholders were solicited within the meaning of Rule 14a-1(1).

Despite its status as a publicly reporting company, the Company remains a relatively small closely held company. Each consenting shareholder named in the revised Schedule 14C was involved in in the decision making process by actively participating in meetings, conference calls, communications with each other and the Company in connection with the matters addressed in the Schedule 14C as well as subject matter of the Master Agreement, all as part of an ongoing effort to restructure the Company’s existing debt, to provide for the assumption by certain of the stockholders of liabilities arising from the Company’s former business and to serve as a first step in efforts to effect a recapitalization of the Company. After lengthy and prolonged meetings over a two month period, at the unsolicited request of these shareholders, management prepared and distributed a shareholder resolution authorizing the relevant action items. Alternatives to a shareholder resolution (i.e., a shareholders meeting) were considered but the consent route appeared the most expeditious way to effect the intentions of the Master Agreement.

Under Rule 14a1-(1), the terms “solicit” and “solicitation” do not apply to the “furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder.” While arguably the terms “proxy” under Rule 14a1(1) is broad enough to encompass a shareholder consent, the shareholder resolution was provided at the unsolicited request of these shareholders. It should also be noted that the subject consent was not a “proxy” in the traditional sense in that it did not grant to any proxy holder the right to vote any shares on a shareholder’s behalf. Rather it was the typical shareholder consent typically utilized by closely held companies.

Mr. David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

April 9, 2015

The Company, although being a public traded company is closely held by two main groups, who hold together the majority of the voting power in the Company.

1)	The first group of shareholders is related to Moshe Oratz who is the former President, former CEO and former director of the Company. As provided in the Company’s annual report on Form 10-K filed on November 26, 2014, Mr. Oratz is the sole member of CS Master Holdings LLC and all of such interests were transferred into a trust for his benefit. Mr. Oratz’s spouse is the beneficial owner of MJSYRL Inc. SBO Trust U/A/D 4/13/10, YAO Trust, RMO Trust and LAO Trust are trusts for the benefit of Mr. Oratz’s children. These entities together are holders of approximately 36.3% of the Company.

SBO Trust U/A/D 4/13/10 and MJSYRL Inc. held debentures and warrants of the Company to be converted to Series A Preferred Shares pursuant to the Master Agreement.

2)	The second group of shareholders includes related entities, namely Platinum Partners Value Arbitrage Fund L.P. (“Platinum”), Credit Strategies LLC, and ALS Capital Ventures LLC (collectively, the “Platinum Entities”). This group held securities of the Company since the time that the Company was engaged in the life insurance business, its former business. It is for this reason that such stockholders have agreed to assume the liabilities of the life insurance business under the Master Agreement. These entities together are holders of approximately 15.2% of the Common Stock of the Company. The Platinum Entities are holders of debentures and warrants of the Company to be converted to Series A Preferred Stock pursuant to the Master Agreement.

Platinum introduced the Company to Moshe Hogeg who initially became a director of the Company and then later invested in the Company through Singulariteam Fund LP (“Singulariteam”) where Mr. Hogeg is both the Managing Partner & Chairman of Singulariteam and is also the Chairman of the board of directors of the Company.

The remaining consenting shareholders are Chairman of the Board, Moshe Hogeg, the Chief Executive Officer, Motti Kushnir, and Chief Technology Officer of the Company’s Israeli Subsidiary, Matan Potter who are all members of the management team of the Company.

Given these shareholders’ long and ongoing involvement in the decision making process of the Company and in light of the factors noted above, we respectfully contend that there was no “solicitation” of these stockholders within the meaning of Rule 14a-1(1).

Fairness of the Reverse/Forward Stock Split to Stockholders, page 13

12.	We note that statement that the proposed transaction price compares favorably to the average closing price of the stock for the previous 30, 60, 90 and 180 trading days prior to the announcement of the split, as well as the average closing price since January 2, 2014, the first trading day of 2014. Please supplement the disclosure to disclose these figures.

Response. We have revised the disclosure in the Schedule 14C under the caption “I. Reverse / Forward Stock Split - Fairness of the Reverse/ Forward Stock Split”.

Mr. David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

April 9, 2015

Trading Market and Price, page 18

13.	Please disclose the high and low sales prices for the subject securities, rather than the high and low bid prices. See Item 1002(c) of Regulation M-A.

Response. We have revised the relevant information in Schedule 14C in response to this comment.

14.	ACKNOWLEDGMENT

In connection with the Company’s responses herein and as provided in the amended Preliminary Information Statement, the Company hereby acknowledges:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions, please do not hesitate to contact David Aboudi, Esq. and Benjamin Waltuch, Esq. the undersigned at 1-646-878-0800.

Sincerely,

Ortal Zanzuri, CFO